UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TRX, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

898452 10 7
(CUSIP Number)

November 21, 2011
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  898452 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Boron Securities N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,105
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,105
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  898452 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Boron (Curaçao) N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,105
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,105
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  898452 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Boron Management Services N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,105
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,105
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  898452 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Arthur Gerrit-Jan Namias de Crasto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,105
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,105
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a)	Name of Issuer:

TRX, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2970 Clairmont Road, Suite 300
Atlanta, GA 30329

ITEM 2.	(a)	Name of Person Filing:

This Statement is being filed jointly by (i) Boron Securities N.V. (“Boron Securities”) with respect to shares of Common Stock, par value $0.01 per share (“Shares”) of the Issuer beneficially owned directly by Boron Securities; (ii) Boron (Curaçao) N.V. (“Boron Curaçao”) with respect to Shares beneficially owned by Boron Securities; (iii) Boron Management Services N.V. (“Boron Management”) with respect to shares beneficially owned by Boron Securities; and (iv) Arthur Gerrit-Jan Namias de Crasto with respect to Shares beneficially owned by Boron Securities, Boron Curaçao and Boron Management.  Boron Securities, Boron Curaçao, Boron Management and Mr. Namias de Crasto are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k).

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

Zeelandia Office Center, 1st Floor
Kaya W.F.G. (Jombi) Mensing 18
Zeelandia
Curaçao

(c)	Citizenship:

Each of Boron Securities, Boron Curaçao, and Boron Management is a Curaçao limited liability company.
Mr. Namias de Crasto is a citizen of Curaçao.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

898452 10 7

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	Boron Securities – 926,105 Shares; Boron Curaçao – 926,105 Shares; Boron Management – 926,105 Shares; Mr. Namias de Crasto – 926,105 Shares.

(b)	Boron Securities – 5.0%; Boron Curaçao – 5.0%; Boron Management – 5.0%; Mr. Namias de Crasto – 5.0%.

(c)
Each of the Reporting Persons has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 0 Shares.  Each of the Reporting Persons has the shared power to vote or to direct the vote of and to dispose or to direct the disposition of 926,105 Shares.

Boron Curaçao, Boron Management and Mr. Namias de Crasto own directly no Shares.  Boron Curaçao and Boron Management are the Managing Directors of Boron Securities.  Mr. Namias de Crasto is the Managing Director of each of Boron Curaçao and Boron Management.  The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:           November 25, 2011

BORON SECURITIES N.V.

By:  Boron Management Services N.V.
Its:  Managing Director

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

BORON (CURACAO) N.V.

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

BORON MANAGEMENT SERVICES N.V.

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

/s/ Arthur Gerrit-Jan Namias de Crasto
Arthur Gerrit-Jan Namias de Crasto

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G, dated November 25, 2011, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).
Dated:  November 25, 2011

BORON SECURITIES N.V.

By:  Boron Management Services N.V.
Its:  Managing Director

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

BORON (CURACAO) N.V.

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

BORON MANAGEMENT SERVICES N.V.

By: /s/ Arthur Gerrit-Jan Namias de Crasto
Name:  Arthur Gerrit-Jan Namias de Crasto
Its:  Managing Director

/s/ Arthur Gerrit-Jan Namias de Crasto
Arthur Gerrit-Jan Namias de Crasto